Exhibit 99.9

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Quantum eMotion Corp.

We, Richter LLP, consent to the use of our report dated April 30, 2025, on the consolidated financial statements of Quantum eMotion Corp. (the “Company”), which comprise the consolidated statement of financial position as at December 31, 2024, and the consolidated statements of loss and comprehensive loss, consolidated statement of changes in shareholders’ equity, and consolidated statement of cash flows for the year then ended, and the notes to the financial statements, including a summary of material accounting policies, which is incorporated by reference in this Registration Statement on Form 40-F dated January 22, 2026 of the Company.

/s/ Richter LLP

Montreal, Canada
January 22, 2026